EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

For the nine months ended December 31, 2005

(Prepared without audit)

(Stated in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
BALANCE SHEET
(Stated in Canadian Dollars)

	(Unaudited)	(Audited)
ASSETS	December 31,	March 31, 2005
	2005
Current
Cash	$1,252	$2,754
Accounts receivable	4,052	3,985

	5,304	6,739

Mineral properties – Note 3, Schedule 1	504,091	216,140

	$509,395	$222,879

LIABILITIES
Current
Accounts payable and accrued liabilities – Note 6	$145,512	$140,450
Advance payable – Note 4	10,000	10,000

	155,512	150,450

SHAREHOLDERS' EQUITY

Share capital – Note 5
Authorized:
Unlimited number of common shares without par value
Issued:
8,562,842 shares (March 31, 2005: 7,350,100)	1,050,430	498,600
Contributed surplus – Note 5	312,845	128,165
Deficit accumulated during the pre-exploration stage	(1,009,392)	(554,336)

	353,883	72,429

	$508,143	$222,879
Nature and Continuance of Operations – Note 1
Commitments – Notes 3 and 5
Subsequent Events – Note 8

APPROVED BY THE DIRECTORS:

“Warren McIntyre”		“Chris Osterman”
	Director		Director

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENTS OF LOSS AND DEFICIT
(Prepared without audit)
(Stated in Canadian Dollars)

	For the three months ended		For the nine months ended
	December 31,		December 31,
	2005	2004	2005	2004

Administrative expenses – notes 5 and 6
Accounting	$9,869	$3,208	$31,459	$8,703
Bank charges and interest	490	110	882	382
Consulting	-	1,535	38,250	11,337
Legal	29,016	-	61,208	12,549
Management fees	-	-	-	51,379
Office and miscellaneous	3,853	876	11,016	2,433
Promotion, advertising and travel	26,506	5,306	86,190	23,722
Rent and administration fees	3,000	3,000	12,000	10,085
Stock-based compensation	-	14,220	198,900	128,165
Transfer agent and filing fees	3,908	10,972	15,151	28,653

Net loss for the period	(76,642)	(39,227)	(455,056)	(277,408)

Deficit at beginning of the period	(932,750)	(390,299)	(554,336)	(152,118)

Deficit at end of the period	$(1,009,392)	$(429,526)	$(1,009,392)	$(429,526)

Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.06)	$(0.05)

Weighted average number of shares
outstanding	8,562,842	6,245,752	8,065,867	6,182,100

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENTS OF CASH FLOWS
(Prepared without audit)
(Stated in Canadian Dollars)

	For the three months		For the nine months
	ended December 31,		ended December 31,
	2005	2004	2005	2004
Operating Activities
Net loss for the period	(76,642)	(39,227)	(455,056)	(277,408)
Add items not affecting cash:
Stock-based compensation	-	14,220	198,900	128,165
Changes in non-cash working capital items related to operations:
Accounts receivable	(151)	4,325	(67)	(454)
Prepaid expenses	-	-	-	25,550
Accounts payable and accrued liabilities	72,005	12,200	5,062	13,658
	(4,788)	(8,482)	(251,161)	(110,489)
Investing Activities
Deferred exploration and property costs	(14,516)	-	(123,035)	-
Acquisition of resource properties	-	-	(84,916)	-
	(14,516)	-	(207,951)	-
Financing Activities
Issue of common shares for cash	-	-	172,000	-
Issue of common shares for settlement of debt	-	-	285,610	-
	-	-	457,610	-

Increase (decrease) in cash during the period	(19,304)	(8,482)	(1,502)	(110,489)

Cash, beginning of the period	20,556	11,179	2,754	113,186
Cash, end of the period	$1,252	$2,697	$1,252	$2,697

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$-	$-	$-	$306,500
Common shares issued on exercise of stock options	$-	$-	$17,000	$-
Shares issued for acquisition of mineral property	$-	$80,000	$80,000	$80,000
	$-	$80,000	$97,000	$386,500
Cash paid for:
Interest	$-	$-	$-	$-
Income taxes	$-	$-	$-	$-

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
STATEMENT OF SHAREHOLDERS’ EQUITY
(Prepared without audit)
For the nine months ended December 31, 2005
(Stated in Canadian Dollars)

				Deficit
				Accumulated
				During the
				Pre-
	Common Stock		Contributed	Exploration
	Shares	Amount	Surplus	Stage	Total

Issuance of shares
Issuance of shares – at $1	100	$100	$-	$-	$100
Pursuant to conversion of
special warrants
Series “A” warrants	1,400,000	14,000	-	-	14,000
Series “B” warrants	3,250,000	162,500	-	-	162,500
Series “F” warrants	1,100,000	110,000	-	-	110,000
Series “L” warrants	200,000	10,000	-	-	10,000

Series “P” warrants	200,000	10,000	-	-	10,000
Pursuant to resource property
acquisition - at $0.16	600,000	96,000	-	-	96,000
Pursuant to private placement
- at $0.16	600,000	96,000	-	-	96,000
Stock-based compensation
charge	-	-	128,165	-	128,165
Net losses for the period from
incorporation to March 31, 2005	-	-	-	(554,336)	(554,336)

Balance, March 31, 2005	7,350,100	$498,600	$128,165	$(554,336)	$72,429

Issuance of shares
Pursuant to debt settlement
- at $0.66	432,742	285,610	-	-	285,610
Pursuant to resource property
acquisition - at $0.20	400,000	80,000	-	-	80,000
Pursuant to exercise of options
- at $0.34	50,000	31,220	(14,220)	-	17,000
Pursuant to exercise of warrants
- at $0.25	40,000	10,000	-	-	10,000
Pursuant to private placement
- at $0. 50	290,000	145,000	-	-	145,000
Stock-based compensation
charge	-	-	198,900	-	198,900
Net loss for the period ended
December 31, 2005	-	-	-	(455,056)	(455,056)

Balance, December 31, 2005	8,562,842	$1,050,430	$312,845	$(1,009,392)	$353,883

Schedule 1
EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
SCHEDULE OF RESOURCE PROPERTIES
(Prepared without audit)
For the nine months ended December 31, 2005
(Stated in Canadian Dollars)

	Canada	Canada	United States
	Murray	Voisey Bay	Winnemuca
	Property	Property	Property	Total

Acquisition costs
Cash	$17,000	$-	$37,047	$54,047
Shares and special warrants	10,000	-	96,000	106,000
	27,000	-	133,047	160,047
Deferred exploration costs
Drafting	-	-	314	314
Field expenses and other	-	-	5,300	5,300
Geological consulting	2,411	-	12,690	15,102
Staking and recording costs	5,206	-	30,172	35,378
	7,617	-	48,476	56,093

Balance, March 31, 2005	34,617	-	181,523	216,140

Acquisition costs
Cash	-	35,000	-	35,000
Shares and special warrants	-	-	129,916	129,916
	-	-	129,916	164,916

Advance royalty payments	-	-	11,584	11,584

Deferred exploration costs
Field expenses and other	-	2,973	14,931	17,904
Geological consulting	-	6,115	40,543	46,658
Staking and recording costs	-	7,440	39,449	46,889
	-	16,528	94,923	111,451

Balance December 31, 2005	$34,617	$51,528	$417,946	$504,091

EVOLVING GOLD CORP.
(A Pre-Exploration Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
(Prepared without audit)
For the nine months ended December 31, 2005
(Stated in Canadian Dollars)

Note 1	Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated on June 19, 2003, under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties. At December 31, 2005, the Company was in the pre-exploration stage and had interests in mineral properties located in the Northwest Territories, Labrador and Nevada, United States of America.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

These financial statements have been prepared on a going concern basis. As at December 31, 2005, the Company has a working capital deficiency of $150,208, has yet to achieve profitable operations and has accumulated losses of $1,009,392 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

Note 2	Significant Accounting Policies

The interim financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2005. These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates, which have been made using careful judgement. Actual results may vary from these estimates.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 2
(Stated in Canadian Dollars)

Note 3	Mineral Properties

a)	Murray Property

Pursuant to a property option agreement dated July 22, 2003 and amended September 16, 2004, between the Company and International Zimtu Technologies Inc., a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories in exchange for consideration of:

	i)	$17,000 cash (paid);

	ii)	incurring exploration expenditures as follows:

		a)	$15,000 on or before December 1, 2004 ($7,617 has been paid);
		b)	a further $85,000 on or before July 22, 2005; and
		c)	a further $150,000 on or before July 22, 2006.

	iii)	the issue of 200,000 Series “P” Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each one -half interest.

b)	Winnemuca Property

Pursuant to an option agreement dated December 3, 2004 and amended January 7, 2005 and February 25, 2005, with Golden Sands Exploration Inc. (“Golden”) and its subsidiary company AHL Holdings Ltd. (“AHL”), the company was granted the right to acquire a 100% interest in 62 unpatented mining claims, located in Humbolt County, Nevada (the “Winnemuca Property”). In addition the Company has staked additional unpatented mining claims.

In order to vest its interest in the Winnemuca Property the Company must incur exploration expenditures of US $4,000,000; make aggregate cash payments to Golden of US $70,000; and issue 1,800,000 shares to Golden (or its nominee) as follows:

	i)	Cash Payments
- US $70,000 (paid);

	ii)	Share Issuances
- 500,000 shares (issued);
- 400,000 shares on or before August 25, 2005 (issued); - 400,000 shares on or before August 25, 2006; - 500,000 shares on or before December 31, 2007;

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 3
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

b)	Winnemuca Property – (cont’d)

	iii)	Exploration Expenditures

		-	US $1,000,000 on or before December 31, 2006 ($143,399 has been paid);
		-	an additional US $1,000,000 on or before December 31, 2007;
		-	and a further US $2,000,000 on or before December 31, 2008.

	iv)	Advance Royalty Payments

		-	US$10,000 on or before December 3, 2005 (subsequently paid)
		-	an additional US$10,000 on or before December 3, 2006
		-	an additional US$20,000 on or before December 3, 2007
-

and a further US$20,000 on or before each successive December 3rd until production commences from the claims and continues uninterrupted for a period of twelve consecutive months, at which time all further obligations to pay advance royalties will terminate, except for those advance royalties previously unpaid by the Company.

All advance royalty payments will be deducted from the net smelter return royalty payments otherwise needed to be made.

The Company must incur exploration expenses by December 31, 2005, of at least 70% of the funds raised by the Company from the date of this agreement to October 31, 2005. The Company must also prepare and pay for a pre-feasibility study and have it delivered to Golden by June 30, 2009. In addition, a finder’s fee of 100,000 shares was paid by the Company in December 2004 in connection with the Winnemuca Property transaction.

The Winnemuca Property is subject to a 2% net smelter return (“NSR”). With respect to 37 of the unpatented mineral claims, the Company may purchase the NSR for US $1,000,000 per 1% or an aggregate of US $2,000,000. No agreement exists for such purchase of the NSR on the remaining mineral claims.

In September, 2005 the Company signed a letter of intent (“LOI”) with Meridian Gold Inc. regarding an option by Meridian to earn a 70% interest in Evolving’s Winnemucca property option. Under the terms of the LOI, Meridian can earn a 70% interest in the property by making a total contribution of US$500,000 in staged cash payments to Evolving, investing a minimum of US$500,000 in exploration expenditures before December 31, 2006 and incurring total exploration expenditures of US$4,000,000 by December 31, 2008. In addition Meridian must deliver a pre-feasibility report on the property before June 30, 2009. Upon completion of the required payments and expenditures, the Company intends to establish a joint venture with Meridian with respect to the claims on the property.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 4
(Stated in Canadian Dollars)

Note 3	Mineral Properties – (cont’d)

c)	Voisey Bay Property

On May 4, 2005 the Company entered into an option agreement with Geocore Exploration Inc. whereby the Company was granted the right to acquire a 60% interest in a licence to a mine and explore 192 claims located in Labrador, Canada in exchange for $35,000 (paid) and the obligation to incur exploration expenditures of $200,000 by October 31, 2006 ($16,528 paid at December 31, 2005) and an additional $300,000 by October 31, 2007. The Company also has the option to purchase an additional 20% interest in this property in exchange for a further exploration expenditure commitment of $500,000 by October 31, 2008 and delivering notice of intent to exercise the additional 20% option. The property is subject to a 1.50% net smelter return. The Company may purchase up to 50% of the royalty by paying $250,000 for each 0.25% of the royalty.

Note 4	Advance Payable

The advance payable is unsecured, non-interest bearing and has no specific terms for repayment.

Note 5	Share Capital

Common Shares
In May 2005 the Company completed a “shares for debt” issue of 432,742 units at a price of $0.66 per unit for proceeds of $285,610. Each unit consists of one common share and one share purchase warrant. Each warrant entitles the holder thereof the right to purchase one additional common share of the Company at a price of $0.82 per share to May 10, 2007.

In July, 2005, 50,000 options and 40,000 warrants were exercised at $0.34 and $0.25 per share for proceeds of $17,000 and $10,000 respectively.

In August, 2005, pursuant to the Winnemucca property option agreement, the Company issued 400,000 common shares to Golden Sands Exploration Inc. at a deemed share price of $0.20 per share for a total recorded value of $80,000.

In September, 2005, the Company completed a non-brokered private placement of 290,000 units at $0.50 per unit resulting in proceeds of $145,000. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.55 per share until September 14, 2007.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 5
(Stated in Canadian Dollars)

Note 5	Share Capital (continued)

Warrants
As at December 31, 2005, outstanding warrants are as follows:

Number of Shares	Exercise Price	Expiry
560,000	$0.25	January 10, 2007
432,742	$0.82	May 25, 2007
290,000	$0.55	September 14, 2007

Stock Option Plan and Stock-based Compensation
A summary of the status of the stock option plan as of December 31, 2005 and changes during the nine month period then ended is presented below:

		Weighted
		Average
	Number of	Exercise
	Options	Price
Outstanding and exercisable, March 31, 2005	550,000	$0.26
Granted during nine months ended December 31, 2005	335,000	$0.74
Exercised during nine months ended December 31, 2005	(50,000)	$0.34
Outstanding and exercisable, December 31, 2005	835,000	$0.45

Details of stock options outstanding as at December 31, 2005 are as follows:

Number of	Exercise
Shares	Price	Expiry

250,000	$0.25	July 15, 2009
250,000	$0.25	September 15, 2009
185,000	$0.82	May 16, 2009
150,000	$0.65	September 28, 2010

835,000

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 6
(Stated in Canadian Dollars)

Note 5	Share Capital (continued)

The Company established a share purchase option plan (the “Plan”) in September 2004. The Board of Directors administers the Plan, pursuant to which the Board of Directors may grant from time to time incentive stock options up to an aggregate maximum of 10% of the issued and outstanding shares of the Company to directors, officers, employees, consultants or advisors. All options granted under the Plan shall expire not later than the fifth anniversary of the date the options were granted

The exercise price of an option is determined by the Board of Directors, but shall not be less than the market price of the common shares of the Company on the CNQ on the last business day before the date on which the options are granted, less any discount permitted by the rules of the exchange. Vesting and terms are at the discretion of the Board of Directors.

During the nine month period ended December 31, 2005, 185,000 options were granted to a director and officer of the company exercisable at $0.82 per share and 150,000 additional options were granted to a consultant exercisable at $0.65 per share. Compensation costs of stock options granted under the Plan have been estimated using an option-pricing model. Assumptions used in the pricing model are as follows:

Average risk-free interest rate	3.42% to 4.0%
Expected life	5.0 years
Expected volatility	110% to 155%
Expected dividends	Nil

The granted options were accounted for using the fair value-based methodology. Accordingly $198,900 was recorded as contributed surplus and charged to the statement of loss and deficit.

Note 6	Related Party Transactions

For the nine months ended December 31, 2005, deferred exploration costs include geological consulting fees of $25,000 and consulting fees include $25,000 charged to the company by a director. These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

Accounts payable and accrued liabilities includes $56,137 (March 31, 2005: $52,500) due to directors of the Company for consulting services.

During the nine months ended December 31, 2005, the Company issued 122,727 units at a price of $0.66 per unit for total proceeds of $81,000 and for the year ended March 31, 2005, 150,000 units were issued at a price of $0.16 per unit for total proceeds of $24,000, to directors of the Company. During the nine months ended December 31, 2005, 20,000 warrants were exercised by a director for net proceeds of $5,000.

Evolving Gold Corp.
(A Pre-Exploration Stage Company)
Notes to the Financial Statements
(Prepared without audit)
December 31, 2005 – Page 7
(Stated in Canadian Dollars)

Note 7	Segmented Information

The Company operates in one reportable operating segment, being the exploration and evaluation of mineral properties for development. Geographical information is as follows:

	Nine months ended		Nine months ended
	December 31, 2005		December 31, 2004
	Canada	US	Canada	US

Net loss for the period	$(455,056)	$-	$(277,408)	$-

Total Assets	$90,197	$417,946	$114,130	$-

Note 8	Subsequent Events

Subsequent to December 31, 2005, the Company:

- completed a private placement of 1,367,000 units at a price of $0.30 per unit resulting in total proceeds of $410,100. Each unit is comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share of the Company at a price of $0.40 per share with expiry in two years. One finder received a finder’s warrant and additional finders fees payable in cash or units will be payable pursuant to this issue.

- entered into a four month renewable consulting agreement with a corporate communications consultant for a monthly fee of $6,000 per month. In addition, as part of this agreement, the Company has issued 150,000 stock options exercisable for a period of five years at $0.30 per share subject to a four month hold and vesting period. This contract is subject to regulatory approval.

- terminated an existing consulting contract resulting in the cancellation of 150,000 stock options.

- received total proceeds of $22,500 from the exercise of 90,000 warrants exercised at a price of $ 0.25 per share.

- issued 250,000 shares on the exercise of stock options by a director.